Second Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in thousands of United States dollars)

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Review of the Second Quarter and Outlook for the Third Quarter of Fiscal 2011

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the Second Quarter and its plans for the Third Quarter of fiscal 2011.

Q2 Review

•

An updated pre-tax, undiscounted NPV for the New Polaris gold mine project in northwestern British Columbia jumped to CA$281 million based on a US$1200 gold price

•

Canarc signed option agreements to purchase 100% interests in two adjacent gold properties in the Windfall Hills area of central British Columbia

•

The Company staked three additional gold properties totalling 17,175 hectares northeast of Canarc’s recently acquired Windfall Hills properties in central BC

•

Canarc sold its interest in the Relief Canyon assay lab in Nevada for US$600,000 plus costs

•

The Company held its Annual General meeting for Shareholders on June 7, 2011

During the 2nd Quarter, Canarc commissioned and received an updated NI 43-101 preliminary economic assessment report by Moose Mountain Technical Services for the New Polaris gold mine project in northwestern British Columbia.  The estimated project economics for Canarc to build and operate a 600 tonne per day gold mine, averaging 72,000 ozs gold per year, at New Polaris appear to be very robust thanks to a lower cut-off grade and a higher gold price.

Using updated parameters in the base case economic model for the gold price (US$1200 per oz), $CA/$US exchange rate (1.00), cash costs (US$481 per oz) and cut-off grade (7 grams per tonne), the updated Moose Mountain PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$129.8 million with an after-tax Internal Rate of Return (“IRR”) of 31.4% and a 2.5 year pay-back period.   On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$280.8 million with a 38.1% IRR and a 2.4 year pay-back period.

Canarc’s recent acquisition of options to purchase two adjacent gold properties in the Windfall Hills area, located 65 kilometers (km) south of Burns Lake and 90 km northwest of Richfield Ventures’ recent gold discovery in central BC will be a new focus for the Company in 2011.  Canarc plans an initial exploration program followed by diamond drilling to test several high priority geochemical and geophysical targets.

The Windfall Hills properties are situated within the same geological belt of Tertiary volcanic rocks as Richfield’s Blackwater gold discovery.  Richfield Ventures delineated a 4 million oz gold resource earlier this year and subsequently received a friendly take-over bid by New Gold for CAD$10.38 per share, valuing the company at more than CAD$550 million.

In addition, Canarc staked three gold properties northeast of the Windfall Hills properties. All three properties targeted geochemical anomalies within the favorable Ootsa Lake Group rhyolitic volcanic rocks where they are cut by northeast and northwest-trending structures, similar to the Blackwater-Davidson gold discovery.  The projects are accessible via gravel logging roads so property exploration should be rapid and cost-effective.

In Q3, 2011, Canarc sold its interest in the Relief Canyon assay lab in Nevada for US$600,000 plus costs.  At the Company’s AGM held on June 7, 2011, Messrs. Bradford Cooke, Bruce Bried, Derek Bullock, Leonard Harris, and William Price were re-elected to the Board of Directors for the ensuing year. Canarc also appointed Mr. Gregg Wilson as Vice-President of Investor Relations. The Company has granted 2,220,000 million stock options with an exercise price of CAD$0.135 and which are exercisable for a period of five years and subject to vesting provisions.

Q3 Outlook

In the 3rd Quarter, Canarc hopes to conclude discussions with parties interested in acquiring an interest in the New Polaris gold property by financing the initial mine development and a feasibility study.  Work has commenced on the application for an underground development and exploration program at New Polaris to commence later this year subject to securing a partner for the project.

Canarc has initiated a Phase 1 exploration program on its Windfall Hills project to re-establish the geological and geochemical grid controls from previous work and conduct a focused geochemical sampling program over known target areas.  Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2011.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the technical information herein and approved this news release.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Tay LP property and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke
Chairman and C.E.O.

July 29, 2011

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2011

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three and six months ended June 30, 2011 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards 1 (“IFRS 1”), which are based on the principles of International Financial Reporting Standards (“IFRS”).

CANARC  RESOURCE  CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

			2010
	June 30, 2011	December 31		January 1
		(Note 15)		(Note 15)

ASSETS

CURRENT ASSETS
Cash	$ 674	$ 592		$ 155
Receivables and prepaids	129	105		145
Marketable securities (Note 5)	65	25		-
Royalty receivable - current portion (Note 6(b))	25	50		50
Total Current Assets	893	772		350

NON-CURRENT ASSETS
Mineral properties (Note 6)	13,204	12,724		12,626
Deposit on asset acquisition (Note 6(c))	-	300		-
Equipment (Note 7)	9	10		2
Royalty receivable - long-term portion (Note 6(b))	-	-		46
Long-term investments (Note 8)	97	94		143
Total Non-Current Assets	13,310	13,128		12,817
Total Assets	$ 14,203	$ 13,900		$ 13,167

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 443	$ 532		$ 607
Notes payable (Note 9)	88	80		63
Flow through obligations (Note 10)	239	226		329
Derivative liability for warrants (Note 11)	-	1,049		177
Total Current Liabilities	770	1,887		1,176
Deferred income tax	123	120		-
Total Liabilities	893	2,007		1,176

SHAREHOLDERS' EQUITY
Share capital (Note 12)	58,196	57,685		56,436
Reserve for share-based payments (Note 15)	930	1,239		1,296
Accumulated other comprehensive income	405	10		-
Deficit	(46,221)	(47,041)		(45,741)
Total Shareholders' Equity	13,310	11,893		11,991
Total Liabilities and Shareholders' Equity	$ 14,203	$ 13,900		$ 13,167

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 6 and 10)

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Expenses:
Amortization	$ 1	$ 1	$ 2	$ 1
Corporate development	13	3	33	6
Employee and director remuneration (Note 13)	109	91	234	200
Foreign exchange loss (gain)	15	(31)	15	(9)
General and administrative	45	53	138	112
Shareholder relations	30	9	51	26
Share-based payments (Note12(c))	65	13	67	39

Loss before the undernoted	(278)	(139)	(540)	(375)

Interest and other investment income	1	-	1	-
Accretion of royalty receiveable	-	1	-	2
Gain from long term investment	-	162	-	162
Unrealized gain of derivative warrant liability	-	62	-	149
Interest and finance charges	(3)	(2)	(5)	(3)
Due diligence cost on asset acquisition (Note 6(c))	-	-	(60)	-

(Loss) income before income tax	(280)	84	(604)	(65)

Deferred income tax recovery	-	-	1	113

Net (loss) income for the period	(280)	84	(603)	48

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities (Note 5)	(62)	-	39	-

Comprehensive (loss) income for the period	$ (342)	$ 84	$ (564)	$ 48

Basic and diluted (loss) income per share	$ (0.01)	$ -	$ (0.01)	$ -

Weighted average number of shares outstanding	93,544,518	81,969,655	92,604,573	81,969,655

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

			Fiscal Year ended December 31, 2010
	Six Months ended		Six Months ended		Six Months ended
	June 30, 2011		December 31, 2010		June 30, 2010
	Shares	Amount	Shares	Amount	Shares	Amount

Share capital:
Balance, beginning of period	90,985,890	$ 57,685	81,969,655	$ 56,323	81,969,655	$ 56,436
Issued:
Private placement	-	-	8,500,000	1,244	-	-
Conversion of convertible debenture (Note 6(c))	1,282,051	300	-	-	-	-
Exercise of stock options	44,000	7	20,000	3	-	-
Exercise of warrants	1,313,650	205	275,000	67	-	-
Property acquisition (Note 6(a)(ii))	-	-	221,235	24	-	-
Provision for flow-through shares (Note 12(b))	-	(1)	-	24	-	(113)
Balance, end of period	93,625,591	58,196	90,985,890	57,685	81,969,655	56,323

Reserve for share-based payments:
Balance, beginning of period		1,239		1,333		1,296
Share-based payments for the period		67		104		39
Fair value from exercise of stock options		(3)		(1)		-
Forfeiture of stock options		(373)		(197)		(2)
Balance, end of period		930		1,239		1,333

Accumulated other comprehensive (loss) income:
Balance, beginning of period		10		-		-
Unrealized gain on available-for-sale securities		39		10		-
Currency translation loss from change in functional currency		356		-		-
Balance, end of period		405		10		-

Deficit:
Balance, beginning of period		(47,041)		(45,691)		(45,741)
Reserve for derivative warrant liability		1,049		-		-
Foreign exchange on expired stock options		1		-		-
Forfeiture of stock options		373		197		2
Net (loss) income for the period		(603)		(1,547)		48
Balance, end of period		(46,221)		(47,041)		(45,691)

Total Shareholders' Equity		$ 13,310		$ 11,893		$ 11,965

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Six Months Ended June 30,
	2011	2010

Cash provided from (used for):

Operations:
(Loss) income for the period	$ (603)	$ 48
Items not involving cash:
Accretion of royalty receivables	-	(2)
Accrued interest	5	3
Amortization	2	1
Share-based payments	67	39
Gain on disposition of long term investments	-	(162)
Deferred income tax recovery	(1)	(113)
Unrealized gain on derivative liability for warrants	-	(149)
Unrealized currency translation gain	2	(2)
	(528)	(337)
Changes in non-cash working capital items:
Receivables and prepaids	(24)	56
Accounts payable and accrued liabilities	(89)	28
Flow through obligations	13	(13)
Cash used by operating activities	(628)	(266)

Financing:
Issuance of common shares, net of share issuance costs	509	-

Investing:
Royalty receivable	25	25
Proceeds from disposition of long term investments	-	193
Mineral properties, net of recoveries	(124)	(14)
Disposition of asset held for sale, net of acquisition	300	-
Cash provided from investing activities	201	204

Increase (decrease) in cash	82	(62)
Cash, beginning of period	592	155

Cash, end of period	$ 674	$ 93

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Six Months Ended June 30,
	2011	2010

Non-cash financing and investing activities:

Change from U.S. dollar to Canadian dollar functional currency:
Derivative liability for warrants	$ 1,049	$ -
Cumulative translation adjustment	356	-

Advance applied to acquisition of asset held for sale	300	-

Fair value of stock options allocated to shares issued on exercise of stock options	3	-

Forfeiture adjustment for stock options	373	2

Income taxes paid	-	-

Interest paid	-	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant net losses of $603,000 (June 30, 2010 – net income of $48,000) for the six months ended June 30, 2011, and has a deficit of $46 million as at June 30, 2011 (December 31, 2010 - $47 million).  Furthermore, the Company has working capital of $123,000 as at June 30, 2011 (December 31, 2010 – working capital deficiency of $1,115,000), which is not sufficient to achieve the Company’s planned business objectives.  These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management would seek to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standards 1 – First-time Adoption of International Financial Reporting (“IFRS 1”) with an adoption date of January 1, 2011 and a transition date of January 1, 2010, based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These financial statements do not include all of the information required for annual financial statements.  Therefore, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2010 and the accounting policies included in Note 2 to the Company’s unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.  These unaudited condensed consolidated interim financial statements have been prepared consistently with the accounting policies and practices set out therein.

These are the Company’s second condensed consolidated interim financial statements for the second quarter of the period covered by the first consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011.  The impact of the transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is explained in Note 15.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(a)

Basis of presentation:     (continued)

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments which are classified as available-for-sale financial assets and derivative financial liability, which are stated at their fair values.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies in Note 2 have been applied in preparing the condensed consolidated interim financial statements for the six months ended June 30, 2011, the comparative financial information presented in these condensed consolidated interim financial statements for the six months ended June 30, 2010, the opening balance sheet under IFRS as at January 1, 2010 which is the date of the Company’s date of transition from Canadian GAAP to IFRS, and at December 31, 2010.  The accounting policies have been applied consistently by the Company and its subsidiaries.

(b)

Currency translation:

Effective January 1, 2011, the Company’s financial functional currency changed from the United States dollar to the Canadian dollar but continues to maintain its reporting currency in the United States dollar.

Prior to January 1, 2011 when the functional currency was in the United States dollar, accounts denominated in currencies other than the United States dollar have been translated using the temporal method as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the condensed consolidated interim statements of comprehensive loss in the period in which they occur.

Effective January 1, 2011, the functional currency changed to the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated using the current method as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Assets and liabilities at the exchange rate as the balance sheet date;  and

•

Shareholders’ equity items at historical exchange rates.

All amounts are then translated from the Canadian dollar functional currency to the United States dollar reporting currency for each period using the current method the exchange rate at the end of each reporting period.

Exchange gains and losses are recorded as cumulative translation adjustment which is included as a component of shareholders’ equity.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries and its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.  All significant intercompany transactions and balances are eliminated on consolidation.

(d)

Financial instruments:

(i)

Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables comprise trade and other receivables.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii)

Financial liabilities:

The Company classifies its financial liabilities in the following categories:  borrowings and other financial liabilities and derivative financial liabilities.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(d)

Financial instruments:     (continued)

(ii)

Financial liabilities:     (continued)

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, note payables, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

(e)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(f)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.

(g)

Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(h)

Flow-through common shares:

Flow-through common shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from common shares issued under flow-through common share financing agreements are credited to share capital.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a deferred tax liability.

A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the consolidated statements of operations up to the amount of the deferred income tax liability or renouncement.

(i)

Share-based payment:

The Company has a stock option plan that is described in Note 12.  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to the reserve for share-based payments.  Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded value is transferred to deficit.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related reserve for share-based payments to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(j)

Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision.  The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit and loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of ongoing current programs to prevent and control pollution is charged against profit and loss as incurred.

(k)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted earnings (loss) per common share amounts.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per common share presented is the same as basic loss per common share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Critical accounting estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and property, plant and equipment, the determination of accrued liabilities and accrued site remediation, rates of amortization for mineral property and equipment, the variables used in the determination of the fair value of stock options granted and warrants issued, and the determination of the valuation allowance for deferred tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(m)

Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.  When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Management of Capital     (continued)

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it would be able to continue this financing in the future.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2011.

4.

Management of Financial Risk

The Company has classified its cash as financial assets at fair value through profit or loss, marketable securities and long-term investments as available-for-sale financial assets, receivables as loans and receivables, and accounts payable and accrued liabilities, notes payable and flow through obligation as borrowings and other financial liabilities.

The Company has classified its derivative liability for warrants as derivative financial liabilities and are measured at fair value.  All gains and losses are included in operations in the period in which they arise.

The Company’s long term investment in shares of Aztec Metals Corp. (“Aztec”) is classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, notes payable, and flow through obligation approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.  Derivative liability for warrants is level 3 in the fair value hierarchy as it is also based on unobservable inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Non-contractural/taxes receivables from government agencies are not considered financial instruments.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(b)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow through obligations and administrative overhead costs, and to maintain its mineral property interests in 2011.

Accounts payable and accrued liabilities are due in accordance with normal terms of trade, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign currency risk:

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its financial statements are stated in U.S. dollars.

At June 30, 2011, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars (stated in U.S. dollars)

Cash	$ 37
Receivables and prepaids	129
Marketable securities	65
Mineral properties	13,204
Equipment	9
Long-term investments	97
Accounts payable and accrued liabilities	(352)
Notes payable	(88)
Flow through obligation	(239)
Deferred income tax liability	(123)

Net assets	$ 12,739

Based upon the above net exposure as at June 30, 2011 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $1.27 million in cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Marketable Securities

	June 30, 2011	December , 2010

Investment in shares of companies, at cost	$ 14	$ 14
Change in fair value	49	10
Foreign currency translation adjustment	2	1
	$ 65	$ 25

The quoted market value of shares of companies was $65,000 at June 30, 2011.

6.

Mineral Properties

	British Columbia			Yukon
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 6(a)(i))	(Note 6(a)(iii))	(Note 6(a)(iv))	(Note 6(a)(ii))

Acquisition Costs:

Balance, January 1, 2010	$ 3,605	$ -	$ -	$ 25	$ 3,630
Additions	-	-	-	49	49
Balance, December 31, 2010	3,605	-	-	74	3,679
Additions and adjustments from change in functional currency	6	75	7	2	90
Balance, June 30, 2011	3,611	75	7	76	3,769

Deferred Exploration Expenditures:

Balance, January 1, 2010	8,556	-	-	440	8,996
Additions, net of recoveries	104	-	-	(55)	49
Balance, December 31, 2010	8,660	-	-	385	9,045
Additions and adjustments from change in functional currency	368	-	-	22	390
Balance, June 30, 2011	9,028	-	-	407	9,435

Mineral property interests, June 30, 2011	$ 12,639	$ 75	$ 7	$ 483	$ 13,204

Yukon:
Tay-LP (Note 6(a)(ii))	76	402	402	402	1,282

	$ 50,258	$ 627	$ 423	$ 2,310	$ 53,618

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

Canada:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at June 30, 2011 include a reclamation bond for CAD$250,000.

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011.  In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made cash payments of CAD$50,000 in October 2010 and CAD$20,000 in August 2009.  In October 2010, the Company issued 221,235 common shares (2009 - 160,250 common shares) at a value of CAD$0.113 (2009 - CAD$0.156) per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 have been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011.  In April 2010, Cap-Ex made a cash payment of CAD$30,000 directly to Ross River.  Cap-Ex terminated the option agreement in March 2011.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(iii)

Windfall Hills:

In April 2011, the Company entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  The Company can acquire a 100% interest in the Atna properties by making US$750,000 in cash payments over a 4 year period (US$50,000 paid), honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a 4 year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

(iv)

Devil’s Thumb:

In May 2011, the Company staked three gold properties totalling 17,175 hectares northeast of its Windfall Hills properties in central British Columbia.

(b)

Sara Kreek, Suriname:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties.

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at June 30, 2011.

Present value of expected cash flows from royalties as at January 1, 2009	$ 138
Add: Accretion for the year	8
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2009	96
Add: Accretion for the year	4
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2010	50
Less: Royalty received during the period	(25)
Less: Current portion of royalty receivable as at June 30, 2011	(25)
Long-term portion of royalty receivable as at June 30, 2011	$ -

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Relief Canyon, United States:

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of US$300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay US$20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional US$300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, matured in one year, bore simple annual interest rate of 12%, and was secured by a first charge on the Relief Canyon gold mine assets.  The Company would issue a closing bonus of one million common shares to Effisolar and would have the right to repay the loan at any time after six months.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the TSX.

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional US$300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In May 2011, the Company disposed of assay laboratory for US$600,000 plus recovery of out-of-pocket expenses incurred by the Company.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Expenditure options:

As at June 30, 2011, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 6(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 6(a)(ii)):
October 31, 2011	$ 50		$ 230
October 31, 2012	850		600

Annual advance royalty payments
until commercial production				$ 25

Net smelter reduction from 3% to 1.5%					$ 1,950

Windfall Hills (Note 6(a)(iii)):

Atna properties:
April 12, 2012		100
April 12, 2013		150
April 12, 2014		200
April 12, 2015		250

Dunn properties:
April 20, 2012	25
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$ 1,135	$ 700	$ 830	$ 25	$ 1,950	150,000

(1)

Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(e)

Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)

Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, January 1, 2010	$ 140	$ 138	$ 2
Additions	10	-	10
Dispositions	(140)	(138)	(2)
Balance, December 31, 2010	10	-	10
Additions	1	2	(1)
Balance, June 30, 2011	$ 11	$ 2	$ 9

8.

Long-Term Investments

As at June 30, 2011, the Company had an interest of 9% in Aztec (December 31, 2010 – 9%).

9.

Notes Payable

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp. (“Caza”) at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at June 30, 2011, the Company accrued CAD$15,036 in interests and CAD$7,444 in loan bonuses.

10.

Flow Through Obligation

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$56,000 in accrued interests related to the indemnities.  Should the estimate change in the future, it may affect future results of operations and cash flows.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Derivative Liability for Warrants

Balance, December 31, 2010	$ 1,049
Reserve for derivative liability for warrants due to change in functional currency	(1,049)
Balance, June 30, 2011	$ -

Effective January 1, 2011, the Company’s functional currency changed from the U.S. dollar to the Canadian dollar, and has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollar which is the same as its functional currency in fiscal 2011.  These warrants are now considered indexed to the Company’s common shares and are no longer treated as derivative liabilities.

12.

Share Capital

(a)

Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)

Issued:

The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.  Note 6(c) provides further details.

In February 2011, the Company renounced CAD$4,761 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a future income tax recovery of approximately US$1,201.

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 8,150,000 common shares are outstanding as at June 30, 2011.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange (“TSX”) during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The continuity of stock options for the six months ended June 30, 2011 is as follows:

	June 30, 2011
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	9,410,000	$0.31
Exercised	(44,000)	$0.10
Forfeited	(16,000)	$0.10
Expired	(1,200,000)	$0.69
Outstanding, end of period	8,150,000	$0.26

The following table summarizes information about stock options exercisable and outstanding at June 30, 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Price	Number	Remaining	Exercise	Number	Remaining	Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	June 30, 2011	(Number of Years)	(CAD$)	June 30, 2011	(Number of Years)	(CAD$)

$0.10 - $0.24	4,280,000	3.8	$0.10	2,340,000	3.5	$0.11
$0.25 - $0.49	2,480,000	1.7	$0.34	2,480,000	1.7	$0.34
$0.50 - $0.74	1,390,000	0.9	$0.59	1,390,000	0.9	$0.59
	8,150,000	2.6	$0.26	6,210,000	2.2	$0.31

During the six months ended June 30, 2011, the Company recognized share-based payments of $67,000, net of forfeitures, related to stock options.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(d)

Warrants:

At June 30, 2011, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	June 30, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,173,310)	4,452,160

(e)

Common shares reserved for issuance at June 30, 2011:

Number of Shares

Stock options (Note 12(c))	8,150,000
Warrants (Note 12(d))	4,452,160

Balance, June 30, 2011	12,602,160

(f)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Related Party Transactions

Except as disclosed elsewhere in the condensed consolidated financial statements, general and administrative costs during the six months ended June 30, 2011 include:

-

CAD$24,776 of salaries to an employee who is a director;

-

CAD$20,000 for directors’ fees.  As at June 30, 2011, the Company accrued CAD$128,659 in directors fees included in accounts payable;

-

CAD$35,693 in legal fees to a law firm in which a senior officer of the Company is a partner.  As at June 30, 2011, the Company owed CAD$43,295 to the law firm;

-

CAD$75,917 in office rent and salary allocations recovered from companies sharing certain common directors.  As at June 30, 2011, the Company was owed CAD$14,639 from such companies;  and

-

CAD$46,300 in office rent and salary allocations incurred to a company sharing certain common directors.  As at June 30, 2011, the Company owed CAD$6,024 to the company.

The above transactions are incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

14.

Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada as at June 30, 2011.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS

These are the Company’s second condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements to be presented in accordance with IFRS for the year to end December 31, 2011.

The accounting policies in Note 2 have been applied in preparing the condensed consolidated interim financial statements for the six months ended June 30, 2011, the comparative financial information presented in these condensed consolidated interim financial statements for the six months ended June 30, 2010, the opening balance sheet under IFRS as at January 1, 2010 which is the date of the Company’s date of transition from Canadian GAAP to IFRS and at December 31, 2010.

(a)

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1):

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.  The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition.  The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets.  The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS.  The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Share-based payments

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS.  As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that are not fully vested at January 1, 2010.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(b)

Adjustments on transition to IFRS:

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However there are important differences with regard to recognition, measurement and disclosure.  Although adoption of IFRS did not change the Company’s actual cash flows, it did result in changes to the Company’s statements of financial position, statements of comprehensive loss, and statements of changes in equity as set out below:

(i)

Warrants:

Under Canadian GAAP, the Company classified warrants which were exercisable in Canadian dollars to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares at an exercise price which is stated in a currency other than the Company’s functional currency are considered derivative financial liabilities.  Such warrants are required to be measured and recognized at fair value with changes to initial recognition changed to operations.  The Company has determined fair value using the Black-Scholes option pricing model.

(ii)

Share-based payments:

Under Canadian GAAP, the Company accounts for forfeitures of stock option as they occur.  For IFRS, estimates of forfeitures are initially recognized when stock options are granted and subsequently adjusted for actual forfeitures as they occur.  The Company has recognized vesting of stock options on an accelerated grading basis which is similar to IFRS.  On the transition date of January 1, 2010, the Company recognized IFRS transition provisions for unvested stock options.

Under Canadian GAAP, expired unexercised stock options remained in contributed surplus.  On transition to IFRS, the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts included in the reserve for share-based payments for expired unexercised stock options are transferred to deficit.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(c)

The effect of the differences between Canadian GAAP and IFRS on select accounts in the statements of financial position and the statements of comprehensive loss is summarized as follows:

2010
	December 31,	June 30,	January 1,

Total Liabilities under Canadian GAAP	$ 959	$ 1,016	$ 999

Adjustments to transition to IFRS:
Derivative liability for warrants (Note 15(b)(i))	1,049	28	177

Total Liabilities under IFRS	$ 2,008	$ 1,044	$ 1,176

		2010
	December 31,	June 30,	January 1,

Share Capital under Canadian GAAP	$ 57,660	$ 56,323	$ 56,436

Adjustments to transition to IFRS:
Exercise of warrants which are derivative liabilities (Note 15(b)(i))	24	-	-
Exercise of stock options (Note 15(b)(ii))	1	-	-

Share Capital under IFRS	$ 57,685	$ 56,323	$ 56,436

		2010
	December 31,	June 30,	January 1,

Contributed Surplus under Canadian GAAP	$ 2,483	$ 2,383	$ 2,354

Adjustments to transition to IFRS:
Transferred to deficit for expired unexercised share-based payments (Note 15(b)(ii))	(1,257)	(1,060)	(1,058)
Transferred to reserve for share-based payments (Note 15(b)(ii))	(1,226)	(1,323)	(1,296)

Contributed Surplus under IFRS	$ -	$ -	$ -

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(c)

The effect of the differences between Canadian GAAP and IFRS on select accounts in the statements of financial position and the statements of comprehensive loss is summarized as follows:     (continued)

		2010
	December 31,	June 30,	January 1,

Reserve for Share-based Payments:

Adjustments to transition to IFRS:
Transferred from contributed surplus for unexercised share-based payments (Note 15(b)(ii))	$ 1,296	$ 1,296	$ 1,296
Share-based payments for the period (Note 15(b)(ii))	143	39	-
Exercise of stock options (Note 15(b)(ii))	(1)	-	-
Forfeiture of stock options (Note 15(b)(ii))	(199)	(2)	-

Reserve for Share-based Payments under IFRS	$ 1,239	$ 1,333	$ 1,296

		2010
	December 31,	June 30,	January 1,

Deficit under Canadian GAAP	$ (47,212)	$ (46,714)	$ (46,622)

Adjustments to transition to IFRS:
Derivative liability for warrants (Note 15(b)(i))	(1,074)	(28)	(177)
Transferred from contributed surplus for expired unexercised share-based payments (Note 15(b)(ii))	1,058	1,058	1,058
Share-based payments for the period (Note 15(b)(ii))	(13)	(10)	-
Forfeiture of share-based payments (Note 15(b)(ii))	199	2	-
Foreign exchange	1	1	-

Deficit under IFRS	$ (47,041)	$ (45,691)	$ (45,741)

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(c)

The effect of the differences between Canadian GAAP and IFRS on select accounts in the statements of financial position and the statements of comprehensive loss is summarized as follows:     (continued)

	2010
	Year ended	Six Months ended	Three Months ended
	December 31,	June 30,	June 30,

Comprehensive (Loss) Income under Canadian GAAP	$ (580)	$ (92)	$ 20

Adjustments to transition to IFRS:
Unrealized (loss) gain from derivative liability for warrants (Note 15(b)(i))	(896)	149	62
Share-based payments (Note 15(b)(ii))	(13)	(10)	(1)
Foreign exchange	-	1	3

Comprehensive Loss under IFRS	$ (1,489)	$ 48	$ 84

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Loss for the dates noted below.  The effects of transition from Canadian GAAP to IFRS on the cash flow are not material;  therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position – January 1, 2010

Consolidated Interim Statement of Financial Position Reconciliation – June 30, 2010

Consolidated Interim Statement of Comprehensive Loss Reconciliation – Three months ended June 30, 2010

Consolidated Interim Statement of Comprehensive Loss Reconciliation – Six months ended June 30, 2010

Consolidated Statement of Financial Position Reconciliation – December 31, 2010

Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:     (continued)

(i)

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

			January 1, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash		$ 155	$ -	$ 155
Receivables and prepaids		145		145
Royalty receivable - current portion		50		50
Total Current Assets		350	-	350
NON-CURRENT ASSETS
Mineral properties		12,626		12,626
Equipment		2		2
Royalty receivable - long-term portion		46		46
Long-term investments		143		143
Total Non-Current Assets		12,817	-	12,817
Total Assets		$ 13,167	$ -	$ 13,167

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities		$ 607	$ -	$ 607
Notes payable		63		63
Flow through obligation		329		329
Derivative liability for warrants	15(b)(i)	-	177	177
Total Current Liabilities		999	177	1,176

SHAREHOLDERS' EQUITY
Share capital		56,436		56,436
Contributed surplus	15(b)(ii)	2,354	(2,354)	-
Reserve for share-based payments	15(b)(ii)	-	1,296	1,296
Deficit	15(b)(i) and (ii)	(46,622)	881	(45,741)
Total Shareholders' Equity		12,168	(177)	11,991
Total Liabilities and Shareholders' Equity		$ 13,167	$ -	$ 13,167

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:     (continued)

(ii)

The June 30, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

			June 30, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash		$ 93	$ -	$ 93
Receivables and prepaids		89		89
Royalty receivable - current portion		25		25
Total Current Assets		207	-	207
NON-CURRENT ASSETS
Mineral properties		12,640		12,640
Equipment		1		1
Royalty receivable - long-term portion		48		48
Long-term investments		112		112
Total Non-Current Assets		12,801	-	12,801
Total Assets		$ 13,008	$ -	$ 13,008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities		$ 635	$ -	$ 635
Notes payable		65		65
Flow through obligation		316		316
Derivate liability for warrants	15(b)(i)	-	28	28
Total Current Liabilities		1,016	28	1,044

SHAREHOLDERS' EQUITY
Share capital		56,323		56,323
Contributed surplus	15(b)(ii)	2,383	(2,383)	-
Reserve for share-based payments	15(b)(ii)	-	1,333	1,333
Deficit	15(b)(i) and (ii)	(46,714)	1,022	(45,692)
Total Shareholders' Equity		11,992	(28)	11,964
Total Liabilities and Shareholders' Equity		$ 13,008	$ -	$ 13,008

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:     (continued)

(iii)

The Canadian GAAP consolidated interim statement of comprehensive loss for the three months ended June 30, 2010 has been reconciled to IFRS as follows:

			June 30, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

Expenses:
Amortization		$ 1	$ -	$ 1
Corporate development		3	-	3
Employee and director remuneration		91		91
Foreign exchange loss (gain)		(31)	(3)	(34)
General and administrative		56		56
Shareholder relations		9		9
Stock-based compensation	15(b)(ii)	12	1	13

Loss before the undernoted		(141)	2	(139)

Accretion of royalty receiveable		1		1
Gain from long term investments		162		162
Interest expense		(2)		(2)
Unrealized gain from derivative liability for warrants	15(b)(i)	-	62	62

Net loss for the period		$ 20	$ 64	$ 84

Basic and diluted loss per share		$ -		$ -

Weighted average number of shares outstanding		81,969,655		81,969,655

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:     (continued)

(iv)

The Canadian GAAP consolidated interim statement of comprehensive loss for the six months ended June 30, 2010 has been reconciled to IFRS as follows:

			June 30, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

Expenses:
Amortization		$ 1	$ -	$ 1
Corporate development		6	-	6
Employee and director remuneration		200		200
Foreign exchange loss (gain)		(9)	(1)	(10)
General and administrative		113		113
Shareholder relations		26		26
Stock-based compensation	15(b)(ii)	29	10	39

Loss before the undernoted		(366)	(9)	(375)

Accretion of royalty receiveable		2		2
Gain from long term investments		162		162
Interest expense		(3)		(3)
Unrealized gain from derivative liability for warrants	15(b)(i)	-	149	149

Loss before income tax		(205)	140	(65)

Future income tax recovery		113		113

Net loss for the period		$ (92)	$ 140	$ 48

Basic and diluted loss per share		$ -		$ -

Weighted average number of shares outstanding		81,969,655		81,969,655

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:     (continued)

(v)

The December 31, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

			December 31, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash		$ 592	$ -	$ 592
Receivables and prepaids		105		105
Marketable securities		25		25
Royalty receivable - current portion		50		50
Total Current Assets		772	-	772
NON-CURRENT ASSETS
Mineral properties		12,724		12,724
Deposit on asset acquisition		300		300
Equipment		10		10
Royalty receivable - long-term portion		-		-
Long-term investments		94		94
Total Non-Current Assets		13,128	-	13,128
Total Assets		$ 13,900	$ -	$ 13,900

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities		$ 532	$ -	$ 532
Notes payable		81		81
Flow through obligation		226		226
Derivative liability for warrants	15(b)(ii)	-	1,049	1,049
Total Current Liabilities		839	1,049	1,888
Future income tax liability		120		120
Total Liabilities		959	1,049	2,008

SHAREHOLDERS' EQUITY
Share capital	15(b)(ii)	57,660	25	57,685
Contributed surplus	15(b)(ii)	2,483	(2,483)	-
Accumulated other comprehensive income		10		10
Reserve for share-based payments	15(b)(ii)	-	1,239	1,239
Deficit	15(b)(i) and (ii)	(47,212)	170	(47,042)
Total Shareholders' Equity		12,941	(1,049)	11,892
Total Liabilities and Shareholders' Equity		$ 13,900	$ -	$ 13,900

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Condensed Consolidated Interim Financial Statements

Three and Six Months ended June 30, 2011

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Transition to IFRS     (continued)

(d)

Reconciliation to previously reported financial statements:     (continued)

(vi)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

			December 31, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

Expenses:
Amortization		$ 1	$ -	$ 1
Corporate development		12		12
Employee and director remuneration		383		383
Foreign exchange loss		43		43
General and administrative		308		308
Shareholder relations		62		62
Stock-based compensation	15(b)(ii)	130	13	143

Loss before the undernoted		(939)	(13)	(952)

Gain on disposition of long-term investment		257		257
Accretion of royalty receivable		4		4
Write-off of equipment		(1)		(1)
Unrealized loss from derivative liability for warrants	15(b)(i)	-	(896)	(896)
Due diligence costs on asset acquisition		(20)		(20)
Interest expense		(14)		(14)
Flow through financing costs		150		150

Loss before income tax		(563)	(909)	(1,472)

Future income tax expense		(27)		(27)

Net loss for the year		(590)	(909)	(1,499)

Other comprehensive (loss) income:
Unrealized gain (loss) on available-for-sale securities		10		10

Comprehensive loss for the year		$ (580)	$ (909)	$ (1,489)

Basic and diluted loss per share		$ (0.01)		$ (0.02)

Weighted average number of common shares outstanding		82,446,825		82,446,825

Canarc Resource Corp.

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Bruce Bried

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Gregg Wilson ~ Vice-President, Investor Relations

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

Smythe Ratcliffe LLP

7th Floor,  355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.